Exhibit 99.1

Nasdaq Approves EHang’s Request to Suspend Trading of ADSs

until no later than October 13, 2023 Pending Material Announcement

Guangzhou, China, October 9, 2023 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, announced that in anticipation of an upcoming announcement concerning a very significant development regarding its business operations, the Company has voluntarily requested the Nasdaq Stock Market LLC (the “Nasdaq”) to, and the Nasdaq has approved to temporarily suspend the trading of the Company’s American depositary shares (the “ADSs”) since the market opens at 9:30 a.m., October 9, 2023, Eastern Time.

The Company plans to announce the new development, and make an application with the Nasdaq to resume the trading of its ADSs, no later than 5:00 a.m., October 13, 2023, Eastern Time.

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (AAV) technology platform company. Our mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (UAM) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to EH216-S type certification, our expectations regarding demand for, and market acceptance of, our AAV products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Media Contact: pr@ehang.com

Investor Contact: ir@ehang.com

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